Sidley Austin Brown & Wood llp
BEIJING	BANK ONE PLAZA	LOS ANGELES
—	10 S. DEARBORN STREET	—
BRUSSELS	CHICAGO, ILLINOIS 60603	NEW YORK
—	TELEPHONE 312 853 7000	—
CHICAGO	FACSIMILE 312 853 7036	SAN FRANCISCO
—	www.sidley.com	—
DALLAS		SHANGHAI
—	FOUNDED 1866	—
GENEVA		SINGAPORE
—		—
HONG KONG		TOKYO
—		—
LONDON		WASHINGTON, D.C.
September 13, 2005

VIA EDGAR SUBMISSION

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention:	Mr. David Mittelman
Mr. Kurt Murao

	Re:	American Commercial Lines Inc.
Form S-1, Amendment No. 1, filed August 29, 2005
SEC File No. 333-126696

Ladies and Gentlemen:
     On behalf of American Commercial Lines Inc. (the “Company”), we are writing in response to the comments contained in the staff’s comment letter dated September 9, 2005 (the “Comment Letter”) with respect to Amendment No. 1 to the Company’s Registration Statement on Form S-1, as filed with the Securities and Exchange Commission (the “Commission”) on August 29, 2005 (the “Registration Statement”). On the date hereof, the Company has filed Amendment No. 2 to the Registration Statement (“Amendment No. 2”). For the convenience of the staff’s review, we have set forth the comments contained in the Comment Letter along with the responses of the Company.
Prospectus Summary, page 1
1.	We note your revisions in response to comment 4 in our letter dated August 15, 2005. Your summary, however, still appears lengthy and repeats much of the information fully discussed in the business section. Please revise to further condense your summary disclosure. Please note that the summary is merely intended to provide a brief overview of the key aspects of your business and the offering. See Instruction to Item 503(a) of Regulation S-K.

RESPONSE: The Company has further revised the “Prospectus Summary” beginning on page 1 to condense the summary disclosure.
SIDLEY AUSTIN BROWN & WOOD LLP IS A LIMITED LIABILITY PARTNERSHIP
PRACTICING IN AFFILIATION WITH OTHER SIDLEY AUSTIN BROWN & WOOD PARTNERSHIPS

Sidley Austin Brown & Wood LLP	Chicago
Securities and Exchange Commission
September 13, 2005

Summary Unaudited Pro Forma Condensed Consolidated Financial Information, page 8
Explanation (i), page 9
2.	We note that you have included tabular presentation of your net adjustment calculation for clarity. Please include with this tabular presentation explanations regarding the calculation of all new or adjusted interest expense. The explanation should accompany the table via footnote and include information such as interest rate, note balance, and term so that the reader can recalculate these significant changes.

RESPONSE: As requested, the Company has included tabular presentation explanations regarding the calculation of interest expense in footnotes to the table on page 9 of Amendment No. 2.
Summary Historical Consolidated Financial Information, page 13
3.	Reference is made to your response to comment 8 in our letter dated August 15, 2005. As evidenced by the comments below, we are not persuaded that the EBITDA amount presented provides useful information to investors. Accordingly, we continue to believe that you should remove this non-GAAP presentation from your filing. Please revise or advise.

RESPONSE: As further discussed in the Company’s response to comment #4, the Company has informed us that it continues to believe that presentation of EBITDA in the Prospectus Summary is necessary for a clear understanding of its financial results, and notes that the presentation of EBITDA is accompanied in the same sentence by net income (loss) calculated under GAAP and a cross-reference to the reconciliation of net income to EBITDA.
4.	Any presentation of a non-GAAP financial measure should be accompanied by a statement disclosing the reasons why management believes that presentation provides useful information to investors regarding financial condition or results of operations. In addition, to the extent material, the additional purposes, if any, for which management uses the non-GAAP financial measure should be disclosed in an accompanying statement. We intend these statements to be clear and specific to the non-GAAP financial measure used, the registrant, the business and industry and the manner in which management assesses the non-GAAP financial measure and applies it to management decisions. Statements that measures are “useful to analysts” or to management and directors such as those provided under Item (g) of page 13 are not sufficiently substantive and do not provide adequate support for your presentation. Please revise as appropriate.

RESPONSE: As requested, the Company has revised footnote (g) on pages 12-13 of

Sidley Austin Brown & Wood LLP	Chicago
Securities and Exchange Commission
September 13, 2005

Amendment No. 2 to explain more fully and specifically the reasons why management believes EBITDA provides useful information to investors regarding the Company, its financial condition and results of operations, including the purposes for which the Company’s board of directors and management use EBITDA. Footnote (g) now provides that these reasons are:
(a)	EBITDA is one of the measures used by the Company’s board of directors and management team to evaluate the Company’s operating performance,

(b)	EBITDA is one of the measures used by the Company’s management team to make day-to-day operating decisions,

(c)	certain management compensation is based upon performance metrics which use EBITDA as a component,

(d)	EBITDA is used by securities analysts, investors and other interested parties as a common performance measure to compare results across other companies in the Company’s industry, and

(e)	the Company’s asset based revolver contains covenants based on EBITDA (as adjusted under such revolver) and the Company’s management uses EBITDA (as so adjusted) to monitor compliance with such covenants.
As previously indicated in our prior response to the staff’s initial comment letter, the Company acknowledges that there are limitations when using a non-GAAP measure such as EBITDA that investors should be made aware of and it believes that it has made investors aware of such limitations in footnote (g) under “Summary Historical Consolidated Financial Information” on pages 12-13 and footnote (i) under “Selected Consolidated Financial Data” on page 32 of Amendment No. 2. The Company further acknowledges that EBITDA includes material amounts related to its emergence from bankruptcy. To show the effect of these bankruptcy-related adjustments, the Company has noted the amount by which EBITDA would be reduced if such adjustments were excluded. Please see “Prospectus Summary — Our Company” on page 1; “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Overview — Our Business” on page 34; and “Business — Overview” on page 70 of Amendment No. 2. These bankruptcy-related adjustments to EBITDA are also disclosed in footnote (g) under “Summary Historical Consolidated Financial Information” on page 13 and footnote (i) under “Selected Consolidated Financial Data” on page 32 of Amendment No. 2.

5.	In this regard, you indicate that you consider this non-GAAP financial measure to be useful because the senior credit facility contains covenants comparable to that measure. To assist us in evaluating your response, please provide us with a copy of the specific covenants to which you refer. These supplemental materials should clearly demonstrate

Sidley Austin Brown & Wood LLP	Chicago
Securities and Exchange Commission
September 13, 2005

that the bank applies EBITDA as a performance measure and that they define and compute it as it is presented in your filing. We may have further comments upon review of your response.
RESPONSE: As requested, attached hereto as Exhibit A are the covenants contained in the Company’s senior credit facility comparable to EBITDA, together with the related definitions.

6.	Refer to “Other Operating Data.” As you have elected to disclose cash flows from operating activities under this heading, please balance your presentation by also disclosing cash flows from investing and financing activities. In this regard, as cash flows from operating activities is a GAAP measure and since you consider EBITDA to be a performance measure rather than a liquidity measure, please tell us the purpose of your presentation here.

RESPONSE: The Company has complied with the staff’s request by disclosing cash flows from investing and financing activities under “Other Data” on pages 12 and 31 of Amendment No. 2. In addition, the Company has clarified its presentation to refer to “Other Data” instead of “Other Operating Data.”
Risk Factors, page 15
7.	We note your response to comment 11 in our letter dated August 15, 2005. It appears, however, that some of your risk factors still appear generic and readily transferable to other similarly situated businesses. For example, in response to our comment, you revised the risk factor “Changes to domestic or international government...” on page 17. Please further revise to state why you or your industry is particularly at material risk when there are changes to domestic or international governmental regulations. In other words, please explain the unique factor(s) about you or your industry that puts you at material risk when governmental regulations change and how these changes “adversely impact” your operations. We also note the following risk factors:
•	A major accident involving one of our vessels..., page 20;

•	Our insurance may be insufficient..., page 20;

•	The loss of key personnel, including highly skilled..., page 21;

•	We are subject to, and may in the future be subject to..., page 23; and

•	Warranty claims asserted against us in the future..., page 23.
If you elect to retain these or similar risk factors in your prospectus, you must clearly explain how they specifically or uniquely apply to your company, industry, offering, etc. Please revise accordingly throughout, as appropriate.

RESPONSE: The Company has revised the risk factors per the staff’s request. For

Sidley Austin Brown & Wood LLP	Chicago
Securities and Exchange Commission
September 13, 2005

example, the Company has deleted “A major accident involving one of our vessels...,” “Our insurance may be insufficient...” and “Warranty claims asserted against us in the future....” The Company has further revised the remaining risk factors to explain how they specifically apply to the Company. For example, please see “The loss of key personnel, including highly skilled...” on page 20 of Amendment No. 2.

8.	We note your response to comment 12 in our letter dated August 15, 2005. It appears, however, that some of your risk factors continue to indicate that if the risk materializes, your “business,” “financial results” or “operations” would be adversely affected. Please revise to more precisely articulate the specific risk or consequence that would result from each risk factor.

RESPONSE: The Company has revised the risk factors accordingly. For example, please refer to “Seasonal fluctuations in industry demand...” on page 15 and “The inland barge transportation industry is highly competitive...” on page 15 of Amendment No. 2.
Management’s Discussion and Analysis of Financial Condition and Results..., page 35
9.	We note your press release, dated September 1, 2005, indicating that you have sustained only minimal damage and are fully operational following Hurricane Katrina. Please, however, include a discussion here describing the outlook of your operations following Hurricane Katrina, including the impact of any potential increases in fuel costs.

RESPONSE: The Company has complied with the staff’s request by including a discussion of Hurricane Katrina and its impact on the Company under “Prospectus Summary — Recent Developments” on page 5 and under “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Overview — Recent Developments” on page 39 of Amendment No. 2.
Overview, page 35
10.	You state, on page 37, that the most recent reorganization of your business was expected to result in an estimated annual improvement of approximately $30 million in operating income. Currently and on an ongoing basis, please discuss the extent to which you have achieved these anticipated results. Identify and explain any significant variances between your actual results and your original estimates. Refer, by analogy, to the final interpretive response to SAB Topic 5-P-4 for guidance.

RESPONSE: The Company has removed this estimate from the Registration Statement.
Revenue, page 42

Sidley Austin Brown & Wood LLP	Chicago
Securities and Exchange Commission
September 13, 2005

11.	We note the expanded disclosures you have provided under “Operating Expenses” in response to comment 23 in our letter dated August 15, 2005. However, please identify and quantify the impact of contract adjustments for fuel price increases in your “Revenue” discussions as well. Our comment also applies to the discussions on pages 46 and 49 of your document.

RESPONSE: As requested, the Company has identified and quantified the impact of contract adjustments for fuel price increases in the “Revenue” discussions on pages 41, 44 and 46 of Amendment No. 2.
12.	Where changes in line items are the result of more than one factor or of offsetting factors, the impact of each individually significant factor should be quantified to the extent practicable. Our comment applies to your discussions of both revenues and expenses. Please revise.

RESPONSE: The Company has quantified individually significant factors as appropriate throughout the “Results of Operations” discussions beginning on page 39 of Amendment No. 2.
Contractual Obligations and Commercial Commitments Summary, page 55
Footnotes 5 and 6
13.	Please revise these explanations to include the specific interest rates and terms used in the calculation of interest expense for each of the long term debt obligations included in the table.

RESPONSE: The Company has revised footnotes 5 and 6 as requested. Please see pages 53-54 of Amendment No. 2.
Principal and Selling Stockholders, page 113
14.	According to the Schedule 13G that was filed on August 5, 2005, Royal Capital Management LLC, Robert W. Medway and Yale M. Fergang have reported that they are the beneficial owners of 5% of your outstanding common stock. Please reflect this ownership in the beneficial ownership table or explain why disclosure is not required.

RESPONSE: The Schedule 13G filed by Royal Capital Management, L.L.C., Robert W. Medway and Yale M. Fergang indicates ownership of 286,966 shares (or 1,147,864 shares after giving effect to the Company’s stock dividend distributed on August 15, 2005). The Company currently has 23,241,716 shares of common stock outstanding. The parties who filed such Schedule 13G therefore own 4.94% of the Company’s

Sidley Austin Brown & Wood LLP	Chicago
Securities and Exchange Commission
September 13, 2005

outstanding common stock. As such parties are not beneficial owners of 5% or more of the Company’s outstanding common stock, disclosure is not required.
Underwriting, page 131
15.	We note your response to comment 38 in our letter dated August 15, 2005. After describing Merrill Lynch’s procedures, you stated that Ms. Kristina Schillinger “[r]eviewed its electronic offering procedures and that it continues to employ the same procedures as those reviewed by Ms. Schillinger.” Please confirm that Merrill Lynch’s procedures were actually approved by Ms. Schillinger, as opposed to merely reviewed. You also stated that Ms. Schillinger “[r]eviewed UBS’s electronic offering procedures without objection in the spring of 2001.” Please confirm that UBS employs the same electronic offering procedures that were cleared by Ms. Schillinger in 2001.

RESPONSE: Merrill Lynch, Pierce, Fenner & Smith (“Merrill Lynch”) has informed us that Ms. Kristina Schillinger, Esq. of the Commission staff reviewed its electronic offering procedures and, on July 6, 2000, communicated to Merrill Lynch that she was satisfied that Merrill Lynch had complied with all of her comments.

UBS Securities LLC (“UBS”) has informed us that the procedures for its “New Issues” site have generally remained the same since the review by Ms. Kristina Schillinger, Esq. of the Commission staff in 2001. UBS has further informed us that although there have been some style and format changes, the basic procedures remain intact.
Financial Statements
Note 1. Significant Accounting Policies
Revenue Recognition, page F-12
16.	We note your added disclosure to comment 41 in our letter dated August 15, 2005, but continue to feel that a brief description of each major type of contract would add clarity to this policy note. Please revise your revenue recognition policy to individually discuss each major contract type and the specific revenue recognition policy. For example, specifically explain the timing of revenue recognition under “take or pay contracts” in periods where the shipper is not meeting minimum tonnage requirements and describe how and when the various rate adjustments under “term” contracts are determined and recorded.

RESPONSE: As requested, the Company has revised the revenue recognition policy to discuss each major contract type. Please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies — Revenue

Sidley Austin Brown & Wood LLP	Chicago
Securities and Exchange Commission
September 13, 2005

Recognition” on page 56 and “Revenue Recognition” in Note 1 to the consolidated financial statements on page F-12 of Amendment No. 2.
17.	We note, from page 23, that you offer a warranty in connection with your standard barge manufacturing agreements and that you maintain reserves against claims on these warranties. Please provide the related disclosures specified in paragraph 14 of FIN 45. Alternatively, please explain why no additional disclosures are considered to be necessary.

RESPONSE: The Company has informed us that the warranties offered in connection with its barge manufacturing operation are very short-term, i.e., 6 to 9 month warranties against defects in workmanship, compared to the 25 to 30 year life of the assets. As such, historical warranty claims have been immaterial to the Company’s operations: $196,000 in claims in 2003; $251,000 in claims in 2004; and $2,000 in claims in the first six months of 2005. The current reserve balance is approximately $400,000 due to low claims in the first six months of 2005. The Company believes these amounts are not material in terms of total liabilities and expense and accordingly have not applied FIN 45 disclosure rules.
General
18.	Please continue to consider the updating requirements of Rule 3-12 of Regulation S-X and provide a currently dated consent from your independent registered public accounting firm with any future amendments.

RESPONSE: The Company has noted the updating requirements of Rule 3-12 of Regulation S-X and has filed a currently dated consent from its independent registered public accounting firm as Exhibit 23.1 to Amendment No. 2.
*               *               *               *
     If you have any questions regarding the foregoing or Amendment No. 2, please contact the undersigned at (312) 853-7094 or Christopher A. Black of the Company at (812) 288-0393.
Very truly yours,
Imad I. Qasim
cc:               Christopher A. Black

EXHIBIT A
AMENDED AND RESTATED LOAN AGREEMENT COVENANTS1
SECTION 6.08 Consolidated EBITDA Permit Consolidated EBITDA for each period listed below to be less than the amount specified opposite such period:

Period	Consolidated EBITDA
Twelve month period ending March 31, 2005	$60,500,000
Twelve month period ending June 30, 2005	$63,500,000
Twelve month period ending September 30, 2005	$65,000,000
SECTION 6.10 Consolidated Fixed Charge Coverage Ratio Permit Consolidated Fixed Charge Coverage Ratio as of the end of any fiscal quarter falling in any period set forth below to be less than the ratio set forth below for such period:

Consolidated Fixed Charge Coverage
Period	Ratio
Twelve month period ending December 31, 2005 and ending on each fiscal quarter end thereafter	1.25 to 1.00
SECTION 6.11 Consolidated Senior Leverage Ratio. Permit the Consolidated Senior Leverage Ratio as of the end of any fiscal quarter falling in any period set forth below to be in excess of the ratio set forth below for such period:

Period	Consolidated Leverage Ratio
fiscal quarter ending March 31, 2005	3.00 to 1.00
fiscal quarter ending June 30, 2005	3.00 to 1.00
fiscal quarter ending September 30, 2005	3.00 to 1.00
fiscal quarter ending December 31, 2005	2.75 to 1.00
fiscal quarter ending March 31, 2006	2.50 to 1.00
fiscal quarter ending June 30, 2006	2.50 to 1.00
fiscal quarter ending September 30, 2006 and for each fiscal quarter end thereafter	2.25 to 1.00

[1]	The capitalized terms appearing on this Exhibit A have the meanings assigned to such terms in the Amended and Restated Loan Agreement and listed on the Schedule 1 to Exhibit A attached hereto.

SCHEDULE 1 TO EXHIBIT A
AMENDED AND RESTATED LOAN AGREEMENT
DEFINED TERMS
     “ACL” means American Commercial Lines LLC.
     “Affiliate” means, with respect to a specified person, another person that (i) directly, or indirectly through one or more intermediaries, Controls or is Controlled by or is under common Control with the person specified or (ii) owns at least 10% of the Equity Interests of the person specified.
     “Bankruptcy Code” means The Bankruptcy Reform Act of 1978, as heretofore and hereafter amended, and codified as 11 U.S.C. Section 101 et seq.
     “Bankruptcy Court” means the United States Bankruptcy Court for the Southern District of Indiana or any other court having jurisdiction over the Chapter 11 Cases from time to time.
     “Borrower” means individually each of ACL, Jeffboat, ACT, ACBL, Houston, LDC and any other Person who becomes a party to this Agreement as a “Borrower” pursuant to the terms hereof, individually, and “Borrowers” means two or more of such Persons, jointly, severally, and collectively.
     “Capital Lease Obligations” of any person means the obligations of such person to pay rent or other amounts under any lease of (or other arrangement conveying the right to use) real or personal property, or a combination thereof, which obligations are required to be classified and accounted for as capital leases on a balance sheet of such person under GAAP, and the amount of such obligations shall be the capitalized amount thereof determined in accordance with GAAP.
     “Chapter 11 Case” shall mean, collectively, the Chapter 11 Cases of the Borrowers and certain of their Affiliates, each as debtor and debtor-in-possession, under the Bankruptcy Code, referred to as In re American Commercial Lines LLC, et al., Chapter 11 Case Nos. 03-90305 (BHL) (Jointly Administered), which are pending in the Bankruptcy Court.
     “Chapter 11 Plan” shall mean the First Amended Joint Plan of Reorganization of American Commercial Lines LLC and Affiliated Debtors confirmed by order of the Bankruptcy Court on December 30, 2004.
     “Consolidated Capital Expenditures” means, for any period, the sum of (a) the aggregate of all expenditures (whether paid in cash or other consideration or accrued as a liability) by Holdings or any of the Subsidiaries during such period that, in accordance with GAAP, are or should be included in “additions to property, plant and equipment” or similar items reflected in the consolidated statement of cash flows of Holdings and its Subsidiaries for such period (including the amount of assets leased in connection with any Capital Lease Obligation, but excluding transfers of assets between Subsidiaries except to the extent of cash expenditures to effect such transfers), (b) to the extent not included pursuant to clause (a) above, the aggregate of all expenditures (whether paid in cash or other consideration or accrued as a liability) by Holdings or any Subsidiary during such period to acquire by purchase or otherwise, the business, property or fixed assets of, or stock or other evidence of beneficial ownership of, any person, and (c) to the extent not included pursuant to clause (a) above, the aggregate of all expenditures (whether paid in cash or other consideration or accrued as a liability) by Holdings or any Subsidiary during such period to acquire or develop software or to acquire software licenses for a period of more than one year.
     “Consolidated EBITDA” means for any period, Consolidated Net Income for such period, plus (a) the sum, without duplication, of (i) to the extent not included in computing such Consolidated Net Income, deferred gain of the Borrowers and the Guarantors for such period in respect of Jeffboat Sale and Leaseback Transactions, (ii) to the extent deducted in computing such Consolidated Net Income, the sum, without duplication, of (v) for fiscal year 2005 only, the lesser of (A) cash losses from expenses related to the Chapter 11 Cases (to the extent included in the calculation of EBITDA) or (B) $5,000,000, (w) any restructuring charges or bankruptcy expenses incurred in fiscal year 2004, (x) all Federal, state, local and foreign income taxes, (y) Consolidated Net Interest Expense and (z) depreciation, depletion, amortization of intangibles and other non-cash charges or non-cash losses (including non-cash transaction expenses, the amortization of debt discounts, losses from impairment of tangible or intangible assets, translation gains or losses, but excluding losses from recognition of minority interest in persons), (iii) all fees and expenses associated with the Transactions and the implementation of the Plan of Reorganization and (iv) all losses from any Interest Rate Protection Agreement, minus, to the extent included in computing such Consolidated Net Income, (b) all gains from any Interest Rate Protection Agreement to the extent included in computing such Consolidated Net Income and any non-cash income or non-cash gains (other than gains from recognition of minority interest in persons), including the effects of previously deferred gain in respect of Jeffboat Sale and Leaseback Transactions, all as determined on a consolidated basis with respect to Holdings and its consolidated Subsidiaries in accordance with GAAP. For the purposes of the foregoing definition, and notwithstanding anything to the contrary otherwise contained herein, in determining any component used in calculating Consolidated EBITDA, each component for the period prior to December 31, 2004 shall be calculated for ACL and its Subsidiaries on a consolidated basis.
     “Consolidated Fixed Charge Coverage Ratio” means, as of the end of any fiscal quarter of Holdings, determined for Holdings and its Subsidiaries on a consolidated basis for the preceding four (4) fiscal quarters, the ratio of (a) Consolidated EBITDA minus (i) the aggregate amount of Consolidated Capital Expenditures made or incurred during such fiscal period (excluding the lesser of actual maintenance Consolidated Capital Expenditures or $15,000,000 during such fiscal period), minus (ii) federal, state, local, and foreign cash income taxes (not less than zero), excluding deferred taxes, minus (iii) cash losses from restructuring transactions (to the extent not included in the calculation of EBITDA); divided by (b) Consolidated Fixed Charges.

     “Consolidated Fixed Charges” means, with respect to any fiscal period, determined for Holdings and its Subsidiaries on a consolidated basis for the preceding four (4) fiscal quarters, without duplication, the sum of: (a) Consolidated Net Interest Expense, (b) cash dividends, (c) scheduled principal payments of Indebtedness, and (d) prepayments of Indebtedness.
     “Consolidated Net Interest Expense” means, for any period, the gross interest expense of Holdings and its Subsidiaries for such period determined on a consolidated basis in accordance with GAAP, including the portion of any payments or accruals with respect to Capital Lease Obligations that are allocable to interest expense in accordance with GAAP, but excluding (a) the amortization of debt discounts and (b) the amortization of all fees (including fees with respect to Interest Rate Protection Agreements) payable in connection with the incurrence of Indebtedness to the extent included in interest expense in accordance with GAAP (including fees and expenses in connection with the Transactions and the implementation of the Plan of Reorganization), less the total interest income of Holdings and its Subsidiaries for such period determined on a consolidated basis in accordance with GAAP. For purposes of the foregoing, gross interest expense shall be determined after giving effect to any net payments made or received by Holdings or any Subsidiary with respect to Interest Rate Protection Agreements.
     “Consolidated Net Income” means, for any period, net income or loss of Holdings and its Subsidiaries for such period determined on a consolidated basis in accordance with GAAP, provided that there shall be excluded (a) the income of any person (other than, to the extent of Holdings’ and its Subsidiaries’ equity interest and/or shareholders’ equity as the case may be therein, persons in which Holdings or any of its Subsidiaries holds more than 50% of the Equity Interests) in which any other person (other than Holdings or any of its Subsidiaries or any director holding qualifying shares in accordance with applicable law) has a joint interest, except to the extent of the amount of dividends or other distributions actually paid to Holdings or any wholly owned Subsidiary by such person during such period, (b) the income (or loss) of any person accrued prior to the date it becomes a Subsidiary of Holdings or is merged into or consolidated with Holdings or any of its Subsidiaries or the date that person’s assets are acquired by Holdings or any of its Subsidiaries, (c) the income of any Subsidiary of Holdings to the extent that the declaration or payment of dividends or similar distributions by its Subsidiary of that income is not at the time permitted by operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to that Subsidiary, and (d) any gains or losses attributable to sales of assets (net of taxes incurred (or in the case of a loss, any tax benefit realized)).
     “Consolidated Net Interest Expense” means, for any period, the gross interest expense of Holdings and its Subsidiaries for such period determined on a consolidated basis in accordance with GAAP, including the portion of any payments or accruals with respect to Capital Lease Obligations that are allocable to interest expense in accordance with GAAP, but excluding (a) the amortization of debt discounts and (b) the amortization of all fees (including fees with respect to Interest Rate Protection Agreements) payable in connection with the incurrence of Indebtedness to the extent included in interest expense in accordance with GAAP (including fees and expenses in connection with the Transactions and the implementation of the Plan of Reorganization), less the total interest income of Holdings and its Subsidiaries for such period determined on a consolidated basis in accordance with GAAP. For purposes of the foregoing, gross interest expense shall be determined after giving effect to any net payments made or received by Holdings or any Subsidiary with respect to Interest Rate Protection Agreements.
     “Consolidated Senior Leverage Ratio” means, as of any date of determination, the ratio of (a) the sum, without duplication, of (i) the aggregate stated principal amount of the Loans, and (ii) the aggregate stated principal amount of all other Indebtedness (without deduction for any unamortized debt discounts or addition for any premiums, but in the case of Vessel Leasing, with a deduction in the amount of restricted cash) of Holdings and its Subsidiaries on a consolidated basis at such date (other than any Indebtedness described in clause (i) and, except to the extent of any reimbursed drawings thereunder, clause (j) of the definition of the term “Indebtedness”) minus the sum of (A) the aggregate amount of the Maritime Lien Notes or the Tort Lien Notes (or the Indebtedness to be evidenced by such Maritime Lien Notes or the Tort Lien Notes, as the case may be, as provided for under the Chapter 11 Plan) plus (B) the Indebtedness evidenced by the Senior Notes, plus (C) the Indebtedness of ACL, in the amount of $1,426,000, in connection with that certain Guaranty Agreement dated as of May 24, 2002 in favor of the International Finance Corporation with respect to the obligations of Global Marine Services, Venezuela C.A., to (b) Consolidated EBITDA for the period of four consecutive fiscal quarters most recently ended on or prior to such date.
     “Control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a person, whether through the ability to exercise voting power, by contract or otherwise. “Controlling” and “Controlled” have meanings correlative thereto.
     “Equity Interests” means shares of capital stock, partnership interests, membership interests in a limited liability company, beneficial interests in a trust or other equity ownership interests in a person, and any warrants, options or other rights entitling the holder thereof to purchase or acquire any such equity interest.
     “Existing Loan Agreement” shall have the meaning assigned to it in the Recitals hereof.2
     “Guarantors” means each entity listed on Schedule 1.01, and each other entity that becomes party to a Guaranty Agreement.
     “Guaranty Agreement” means the Guaranty Agreement among the Guarantors in favor of the Agent, in the form of Exhibit D hereto and any similar agreement executed pursuant to Section 5.10 hereof.
     “Hedge Agreements” means any and all transactions, agreements, or documents now existing or hereafter entered into, which provide for an interest rate, credit, commodity, or

[2]	The text of the referenced Recital reads as follows: “Borrowers and certain of their subsidiaries, Agent, UBS Securities LLC, as documentation agent, and Lenders are parties to that certain Loan Agreement dated January 11, 2005 and effective as of January 13, 2005 (as amended, the “Existing Loan Agreement”) pursuant to which Lenders loan and make certain financial accommodations to Borrowers;”

equity swap, cap, floor, collar, forward foreign exchange transaction, currency swap, cross currency rate swap, currency option, or any combination of, or option with respect to, these or similar transactions, for the purpose of hedging a Person’s exposure to fluctuations in interest or exchange rates, loan, credit exchange, security, or currency valuations, or commodity prices, including, without limitation, all Interest Rate Protection Agreements.
     “Holdings” means American Commercial Lines Inc.
     “Indebtedness” of any person shall mean, without duplication, (a) all obligations of such person for borrowed money or with respect to deposits (other than customer deposits in the ordinary course of business) or advances of any kind, (b) all obligations of such person evidenced by bonds, debentures, notes or similar instruments, including, without limitation, the Maritime Lien Notes, the Tort Notes and the Senior Notes, (c) all obligations of such person upon which interest charges are customarily paid (excluding trade accounts payable on customary trade terms and accrued obligations incurred in the ordinary course of business), (d) all obligations of such person under conditional sale or other title retention agreements relating to property or assets purchased by such person, (e) all obligations of such person issued or assumed as the deferred purchase price of property or services (excluding trade accounts payable and accrued obligations incurred in the ordinary course of business), (f) all Indebtedness of others secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any Lien on property, valued at the fair market value of the assets subject to such Lien (in the case of nonrecourse Indebtedness) owned or acquired by such person, whether or not the obligations secured thereby have been assumed, (g) all Guarantees by such person of Indebtedness of others, (h) all Capital Lease Obligations of such person, (i) all obligations of such person in respect of Hedging Agreements, Interest Rate Protection Agreements, foreign currency exchange agreements or other interest or exchange rate hedging arrangements, (j) all obligations of such person as an account party in respect of letters of credit and (k) all obligations of such person as an account party in respect of bankers’ acceptances. The Indebtedness of any person shall include the Indebtedness of any partnership in which such person is a general partner, except to the extent that the terms of such Indebtedness provide otherwise.
     “Interest Rate Protection Agreements” means any interest rate swap agreements, interest rate cap agreements, interest rate collar agreements or similar agreements or arrangements entered into in the ordinary course of business of the Obligated Parties or any Subsidiary and not for speculation.
     “Jeffboat Sale and Leaseback Transactions” shall mean sales by Jeffboat LLC of barges or other equipment manufactured by Jeffboat LLC or any other Borrower or Guarantor to a third party, which barges or other equipment are then leased back to a Borrower or a Subsidiary.
     “Lien” means, with respect to any asset, (a) any mortgage, deed of trust, lien, pledge, hypothecation, encumbrance, charge or security interest in, on or of such asset, (b) the interest of a vendor or a lessor under any conditional sale agreement, capital lease or title retention agreement (or any financing lease having substantially the same economic effect as any of the foregoing) relating to such asset and (c) in the case of securities, any purchase option, call or similar right of a third party with respect to such securities.
     “Maritime Lien Notes” has the meaning ascribed to such term in the Plan of Reorganization.
     “Obligated Party” means each of the Borrowers and each Guarantor, individually, and “Obligated Parties” means two or more of such Persons, collectively.
     “Plan of Reorganization” shall mean the Chapter 11 Plan.
     “Senior Notes” shall mean the 9.5% Senior Notes of ACL and ACL Finance Corp. due 2015, the “Note Guarantees” (as defined in the Indenture), the “Exchange Notes” (as defined in the Indenture) and the guarantees of such Exchange Notes contemplated by the Indenture.
     “Subsidiary” means any subsidiary of any Obligated Party, other than the Obligated Parties themselves.
     “Term Loan Agreements” shall mean, collectively, the Tranche A Loan Agreement, the Tranche B Loan Agreement, and all agreements, documents and instruments at any time executed and/or delivered by any Obligated Party in favor of Term Loan Agents or any Term Loan Lender in connection therewith or related thereto.
     “Term Loan Lenders” shall mean, collectively, the Tranche A Lenders and the Tranche B Lenders.
     “Tort Lien Notes” has the meaning ascribed to such term in the Plan of Reorganization.
     “Tranche A Agent” shall mean JPMorgan Chase Bank, N.A., in its capacity as Agent pursuant to the Tranche A Loan Agreement acting for the benefit and on behalf of the Tranche A Lenders, and its successors and assigns (and including, without limitation, any successor, assignee or additional person at any time acting as agent for the benefit of or on behalf of it and/or Tranche A Lenders).
     “Tranche A Lenders” shall mean, collectively, the lenders party from time to time to the Tranche A Loan Agreement and their respective successors and assigns; sometimes being referred to herein individually as a “Tranche A Lender”.
     “Tranche A Loan Agreement” shall mean the Amended and Restated Loan Agreement (Tranche A), dated January 13, 2005, by and among certain Obligated Parties, the Tranche A Agent and the Tranche A Lenders.
     “Tranche B Agent” shall mean The Bank of New York, in its capacity as Agent pursuant to the Tranche B Loan Agreement acting for the benefit and on behalf of Tranche B Lenders, and its successors and assigns (and including, without limitation, any successor, assignee or additional person at any time acting as agent for the benefit of or on behalf of it and/or Tranche B Lenders).
     “Tranche B Lenders” shall mean, collectively, the lenders party from time to time to the Tranche B Loan Agreement and their respective successors and assigns); sometimes being referred to herein individually as a “Tranche B Lender”.
     “Tranche B Loan Agreement” shall mean the Amended and Restated Loan Agreement (Tranche B), dated January 13, 2005, by and among certain Obligated Parties, the Tranche B Agent and the Tranche B Lenders.
     “Transactions” means the restructuring of the Indebtedness under the Existing Loan Agreement pursuant to the terms hereof, the issuance of the Senior Notes and the repayment of the Indebtedness under the Term Loan Agreements.
     “Vessel Leasing” means Vessel Leasing LLC, a Delaware limited liability company.
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